Exhibit 12.1

ENERGY TRANSFER EQUITY, L.P.
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio amounts)
(Unaudited)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Fixed charges:
Interest expense	$1,369	$1,221	$1,018	$740	$625
Capitalized interest	113	45	101	14	29
Interest expense included in rental expense	17	16	6	3	3
Distribution to the Series A Convertible Redeemable Preferred Units	3	6	8	8	4
Accretion of the Series A Convertible Redeemable Preferred Units	—	—	1	—	—
Total fixed charges	1,502	1,288	1,134	765	661
Earnings:
Income from continuing operations before income taxes	1,417	375	1,437	548	358
Less: equity in earnings of affiliates	332	236	212	117	65
Total earnings	1,085	139	1,225	431	293
Add:
Fixed charges	1,502	1,288	1,134	765	661
Amortization of capitalized interest	8	7	5	4	3
Distributed income of equity investees	291	236	208	117	65
Less:
Interest capitalized	(113)	(45)	(101)	(14)	(29)
Income available for fixed charges	$2,773	$1,625	$2,471	$1,303	$993

Ratio of earnings to fixed charges	1.85	1.26	2.18	1.70	1.50